Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

Atlas Pipeline Partners, L.P.

	Three months ended
	March 31,		Years ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings:
Income before income tax expense	9,499	4,250	25,752	18,334	9,639	5,398	8,556
Fixed charges	6,136	1,276	14,773	2,575	341	317	239

Total	15,635	5,526	40,525	20,909	9,980	5,715	8,795

Fixed Charges:
Interest cost and debt expense	6,337	1,135	14,175	2,301	258	250	176
Interest allocable to rental expense (1)	231	141	675	274	83	67	63
Interest capitalized	(433)	—	(77)	—	—	—	—
Amortization of previously capitalized interest	1	—	—	—	—	—	—

Total	6,136	1,276	14,773	2,575	341	317	239

Ratio of Earnings to Fixed Charges	2.5	4.3	2.7	8.1	29.3	18.0	36.8

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.